Exhibit 99.1

ITURAN PRESENTS SECOND QUARTER 2025 RESULTS

Record revenue of $86.8 million and added 40,000 net new subscribers in the quarter;

AZOUR, Israel – August 19, 2025. Ituran Location and Control Ltd. (NASDAQ: ITRN) today announced its consolidated financial results for the second quarter, ended June 30, 2025.

Highlights of the Second Quarter of 2025
•	Added 40,000 net subscribers in the quarter.
•	Revenue of $86.8 million, a 2% increase year-over-year.
•	Net income increased to $13.5 million, a 2% increase year-over-year.
•	EBITDA totaled $22.9 million, a decrease of 1% year-over-year.
•	The Board declared a quarterly dividend of $10.0 million, or $0.50 per share.

Management Comment

Eyal Sheratzky, Co-CEO of Ituran said, “I am pleased to report another solid quarter for Ituran, as we continue to execute on our strategic objectives and deliver steady growth in both our subscriber base and financial performance. We achieved this despite a brief and intensive war with Iran during the quarter, which caused a temporary cessation of new car sales in Israel which lead to somewhat lower product sales for Ituran. Looking at the broader picture, our results demonstrate ongoing expansion in our large subscriber base across our target geographies. We continue to launch attractive new and advanced telematics products and services adding value to our customer base, including a new product targeted to motorcycle owners which is seeing solid traction. Together with the new OEM we have recently started working with, 2025 is shaping up to be another year of growth and profitability for Ituran. We reiterate our expectations to grow our subscriber base by 220-240,000 net in 2025".

Eyal Sheratzky, Co-CEO of Ituran continued, “In the second quarter, I am happy to announce that at Ituran we celebrated three decades since inception, twenty of those years as a public company on Nasdaq. We look forward to continuing our journey delivering long-term profitable growth, cash generation, and overall solid returns for Ituran’s shareholders for the decades ahead.”

Second Quarter 2025 Results

Revenues for the quarter were $86.8 million, a 2% increase compared with $84.9 million in Q2 2024.

It is noted that the second quarter strength of the US dollar versus some of the various local currencies in which the Company operates compared to the year-ago US dollar level, impacted the revenue growth when translated into US dollars. In local currencies, revenues grew by 4% year-over-year.

73% of revenues were from location-based service subscription fees, and 27% were from product revenues.

Revenues from subscription fees for the quarter were $63.8 million, an increase of 6% over the second quarter of 2024. In local currencies, subscription revenue grew by 7% year-over-year.

The subscriber grew to 2,548,000 by the end of June 2025, marking a quarterly increase of 40,000 and a year-over-year increase of 219,000.

Product revenues for the quarter were $23.0 million, a decrease of 6% year-over-year. Product sales were impacted due to a cessation of new sales during the 12-day war between Israel and Iran during the second quarter.

Gross profit for the quarter was $42.9 million (49.5% of revenues), an 8% increase compared with $39.8 million (46.9% of revenues) in the second quarter of 2024.

Gross margin on subscription revenues was 57.9%, compared to 58.2% in the second quarter of last year. The gross margin on product revenues was 26.0%, compared to 18.9% last year. The variance in the gross margin between quarters reflects changes in the mix of products and services sold in the quarter.

Operating income for the quarter was $18.3 million (21.1% of revenues), representing a 3% increase compared to $17.7 million (20.9% of revenues) in the second quarter of 2024. In local currencies, operating income grew by 6% year-over-year.

EBITDA for the quarter was $22.9 million (26.4% of revenues), a decrease of 1% compared with $23.1 million (27.2% of revenues) in the second quarter of last year. In local currencies, EBITDA grew by 2% year-over-year.

Finance expenses were $1.3 million compared with finance income of $0.1 million in the second quarter of last year. The expense this quarter was due to the strongly increased level of the Israeli Shekel compared to the US Dollar at the end of the quarter, which led to a lowering in value of US Dollar linked deposits in Israel, which caused a non-cash finance expense on those deposits.

Net income for the quarter of 2025 was $13.5 million (15.5% of revenues), or diluted earnings per share of $0.68, an increase of 2% compared to $13.1 million (15.5% of revenues), or $0.66 per diluted share, in the second quarter of 2024. In local currencies, net income grew by 6% year-over-year.

Cash flow from operations for the quarter was $22.4 million.

On the balance sheet, as of June 30, 2025, the Company had net cash, including marketable securities, of $88.7 million, which includes no debt. This is compared with net cash, including marketable securities, of $77.3 million, as of year-end 2024.

Dividend

The Board of Directors declared a dividend of $10.0 million for the quarter. The current dividend takes into account the Company’s continuing strong profitability, ongoing positive cash flow, and strong balance sheet.

Conference Call Information

The Company will also be hosting a video conference call via the Zoom platform later today, Tuesday, August 19, 2025 at 9am Eastern Time and 4pm Israel time.

On the call, management will review and discuss the results and will be available to answer investor questions.

To participate in the Zoom call, please register at the following link.
https://us06web.zoom.us/webinar/register/WN_FseStmWFR6SpOakhbm71ow

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran’s website.

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors, as well as factors related to the global COVID-19 pandemic.

About Ituran

Ituran is a leader in the emerging mobility technology field, providing value-added location-based services, including a full suite of services for the connected-car. Ituran offers Stolen Vehicle Recovery, fleet management as well as mobile asset location, management & control services for vehicles, cargo and personal security for the retail, insurance, financing industries and car manufacturers. Ituran is the largest OEM telematics provider in Latin America. Its products and applications are used by customers in over 20 countries. Ituran is also the founder of the Tel-Aviv based DRIVE startup incubator to promote the development of smart mobility technology.

Ituran's subscriber base has been growing significantly since the Company's inception to over 2.5 million subscribers using its location-based services with a market leading position in Israel and Latin America. Established in 1995, Ituran has approximately 2,800 employees worldwide, with offices in Israel, Brazil, Argentina, Mexico, Ecuador, Columbia, India, Canada and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Company Contact	International Investor Relations
Udi Mizrahi udi_m@ituran.com Deputy CEO & VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft ituran@ekgir.com EK Global Investor Relations (US) +1 212 378 8040

ITURAN LOCATION AND CONTROL LTD.

Condensed Consolidated Financial Statements
as of June 30, 2025

ITURAN LOCATION AND CONTROL LTD.

Condensed Consolidated Financial Statements
as of June 30, 2025

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	US dollars
	June 30,	December 31,
(In thousands)	2025	2024
	(unaudited)
Current assets
Cash and cash equivalents	88,735	77,357
Investments in marketable securities	2	10
Accounts receivable (net of provision for credit loss)	59,899	47,688
Other current assets	48,279	46,067
Inventories	24,697	23,434
	221,612	194,556
Long-term investments and other assets
Investments in affiliated companies	549	519
Investments in other companies	1,799	1,491
Other non-current assets	5,961	5,853
Deferred income taxes	13,952	12,273
Funds in respect of employee rights upon retirement	24,510	21,823
	46,771	41,959

Property and equipment, net	38,558	33,080

Operating lease right-of-use assets, net	8,814	8,947

Intangible assets, net	9,086	9,011

Goodwill	39,613	39,325

Total assets	364,454	326,878

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ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (cont.)

	US dollars
	June 30,	December 31,
(In thousands)	2025	2024
	(unaudited)
Current liabilities
Credit from banking institutions	-	114
Accounts payable	20,621	18,847
Deferred revenues	24,534	22,857
Other current liabilities	53,183	45,904
	98,338	87,722
Long-term liabilities
Liability for employee rights upon retirement	31,617	27,593
Deferred income taxes	566	418
Deferred revenues	14,752	12,231
Operating lease liabilities, non-current	5,175	5,562
Other non-current liabilities	2,330	2,095
	54,440	47,899

Stockholders' equity	206,043	185,227
Non-controlling interests	5,633	6,030
Total equity	211,676	191,257

Total liabilities and equity	364,454	326,878

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ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	US dollars
	Six months period ended June 30,		Three months period ended June 30,
(in thousands, except per share data)	2025	2024	2025	2024
	(unaudited)		(unaudited)
Revenues:
Telematics services	125,936	121,352	63,756	60,417
Telematics products	47,312	48,543	23,037	24,452
	173,248	169,895	86,793	84,869
Cost of revenues:
Telematics services	52,734	50,746	26,835	25,225
Telematics products	35,574	39,802	17,037	19,840
	88,308	90,548	43,872	45,065
Gross profit	84,940	79,347	42,921	39,804
Research and development expenses	9,920	9,117	5,058	4,594
Selling and marketing expenses	8,634	7,272	4,375	3,698
General and administrative expenses	29,369	28,307	15,131	13,851
Other expenses (income), net	27	(123)	21	(84)
Operating income	36,990	34,774	18,336	17,745
Financing income (expenses), net	(782)	131	(1,328)	56
Income before income tax	36,208	34,905	17,008	17,801
Income tax expenses	(7,329)	(7,205)	(3,263)	(3,775)
Share in profit (losses) of affiliated companies, net	(18)	(122)	16	(41)
Net income for the period	28,861	27,578	13,761	13,985
Less: net income attributable to non-controlling interest	(816)	(1,415)	(308)	(858)
Net income attributable to the company	28,045	26,163	13,453	13,127

Basic and diluted earnings per share attributable to Company's stockholders	1.41	1.32	0.67	0.66

Basic and diluted weighted average number of shares outstanding (in thousands)	19,894	19,894	19,894	19,894

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ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars
	Six months period ended June 30,		Three months period ended June 30,
(in thousands)	2025	2024	2025	2024
	(unaudited)		(unaudited)
Cash flows from operating activities
Net income for the period	28,861	27,578	13,761	13,985
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	9,230	10,651	4,602	5,353
Loss in respect of trading marketable securities and other investments	8	35	-	139
Increase in liability for employee rights upon retirement	1,622	1,680	591	918
Share in losses (profit) of affiliated companies, net	18	122	(16)	41
Deferred income taxes	(387)	(1,237)	(302)	(447)
Capital loss (gain) on sale of property and equipment, net	89	(95)	58	(131)
Increase in accounts receivable	(7,691)	(6,544)	(1,127)	(1,704)
Decrease (increase) in other current and non-current assets	4,800	(4,371)	4,822	(886)
Decrease (increase) in inventories	(58)	1,529	72	1,008
Increase (decrease) in accounts payable	(124)	1,816	(393)	2,286
Increase (decrease) in deferred revenues	1,354	372	607	(892)
Increase (decrease) in other current and non-current liabilities	163	2,804	(249)	3,268
Net cash provided by operating activities	37,885	34,340	22,426	22,938

Cash flows from investment activities
Increase in funds in respect of employee rights upon retirement, net of withdrawals	(852)	(1,515)	(560)	(808)
Capital expenditures	(11,874)	(6,309)	(5,264)	(3,178)
Return from (investments in) affiliated and other companies, net	(110)	57	(106)	(81)
Repayment of (investment in) long-term deposit	(23)	23	61	(41)
Proceeds from sale of property and equipment	454	293	154	137
Net cash used in investment activities	(12,405)	(7,451)	(5,715)	(3,971)

Cash flows from financing activities
Short term credit from banking institutions, net	(114)	(331)	-	(58)
Dividend paid	(17,705)	(12,533)	(9,947)	(7,759)
Dividend paid to non-controlling interests	(1,677)	(1,630)	-	-
Net cash used in financing activities	(19,496)	(14,494)	(9,947)	(7,817)
Effect of exchange rate changes on cash and cash equivalents	5,394	(2,619)	6,288	(1,975)
Net change in cash and cash equivalents	11,378	9,776	13,052	9,175
Balance of cash and cash equivalents at beginning of period	77,357	53,434	75,683	54,035
Balance of cash and cash equivalents at end of period	88,735	63,210	88,735	63,210

Supplementary information on financing activities not involving cash flows:

In May 2025, the Company declared a dividend in an amount of US$10 million. The dividend was paid in July 2025.

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